September 7, 2005

Linda Cvrkel
United States Securities and Exchange Commission
Washington, DC 20549

RE: Kings Road Entertainment, Inc.
    Form 10-KSB for the year ended April 30, 2004
    Commission file No. 000-14234

Dear Ms. Cvrkel

With respect to your reply to my July 8, 2005 letter, I acknowledge that we will comply with these comments in future filings.

Regarding supplemental information to better understand our disclosures, we note the following:

Form 10-KSB for the year ended April 30, 2004

1. We note that our future response to SEC staff comments will be filed as "correspondence" via the EDGAR system.

Note 2. Film Development Costs

2. We have specifically evaluated the $69,437 of costs capitalized at April 30, 2004 for impairment. We will include our corporate policy on reviewing capitalized costs for impairment (as written in our response) in future filings.

Note 8. Discontinued Operations

3. With respect to the disposal of the Animal Town subsidiary, I confirm that this transaction was not with a related party. We have been legally released from the liabilities assumed by the buyer and have not retained any contingent liability with respect to such liabilities. (paragraph 16 of SFAS 140 and SAB Topic 5:E)

This cover letter has keyed our response to your request and will be filed as "correspondence" in our next 10-KSB filing.

Sincerely

H. Martin DeFrank
President and Chief Financial Officer
Kings Road Entertainment